Exhibit 21
SUBSIDIARIES OF REGISTRANT
The registrant, Telular Corporation, is a Delaware corporation. The registrant’s subsidiaries are:
1.	Telular — Adcor Security Products, Inc., a Georgia corporation.

2.	Telular International, Inc., an Illinois corporation.

3.	TankLink Communications, Inc.